UNITED STATES SECURITIES EXCHANGE CO[illegible]ISSION
FILE No. 82-4434

03 SEP 22 AM 7:21

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

[redacted]

03032118

Freedom of Information and Prote ...onal information requested on this form is collected under the authority of and used for the ... *curities Act.* Questions about the collection or use of this information can be directed to the ... (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
TNR GOLD CORP. (formerly TNR Resources Ltd.)	03	06	30	03	08	15

ISSUER ADDRESS				
620 – 650 WEST GEORGIA STREET				
CITY/ VANCOUVER	PROVINCE BC	POSTAL CODE V6B 4N9	ISSUER FAX NO. 604-687-4670	ISSUER TELEPHONE NO. 604-687-7551
CONTACT PERSON GARY SCHELLENBERG		CONTACT'S POSITION DIRECTOR		CONTACT TELEPHONE NO. 604-687-7551
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	GARY SCHELLENBERG	03	08	27
[signature]	PAUL CHUNG	03	08	27

FIN51-901F Rev.2000/12/19

PROCESSED
SEP 26 2003
THOMSON FINANCIAL

[handwritten initials] 9/22

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
QUARTERLY AND YEAR END REPORT - FORM 51-901F
JUNE 30, 2003

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the six month period ended June 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached unaudited consolidated financial statements for the six month period ended June 30, 2003.

2. See Note 5 of the attached unaudited consolidated financial statements for the six month period ended June 30, 2003.

3. a) For the period to date, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price per Share	Total Value	Type of Consideration	Commissions
January 3, 2003	Common shares	Exercise of options	278,000	$ 0.15	$ 41,700	Cash	$ -
February 5, 2003	Common shares	Finder's fee property acquisitions	200,000	0.20	40,000	Commission	-
February 7, 2003	Common shares	Exercise of warrants	1,200,000	0.10	120,000	Cash	-
February 7, 2003	Common shares	Fair market value of warrants exercised	-	-	56,351	Non-Cash	-
April 15, 2003	Common shares	Exercise of warrants	500,000	0.10	50,000	Cash	-
April 15, 2003	Common shares	Fair market value of warrants exercised	-	-	12,210	Non-Cash	-
May 1, 2003	Common shares	Property acquisition	250,000	0.10	25,000	Property	-
June 19, 2003	Common shares	Payment of debt	307,692	0.13	40,000	Debt settlement	-
June 25, 2003	Common shares	Consolidation 4:1	(29,364,280)	-	-	-	-

b) For the period to date, incentive stock options were granted as follows: None

4. a) Authorized:
   90,000,000 common shares without par value
   10,000,000 Class "A" non-voting convertible redeemable shares without par value

   b) Issued:
   9,788,093 common shares with a stated value of $11,398,411
   1,974,907 Class "A" shares with a stated value of $Nil

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

4. c) As at June 30, 2003, the following incentive stock options and share purchase warrants were outstanding:

	Number of Shares		Exercise Price	Expiry Date
Options	1,290,000		$ 0.15	October 20, 2004
	800,000		0.16	November 24, 2004
Warrants	12,000,000		0.21	August 2, 2004
	1,800,000		0.10	September 17, 2004
	1,000,000		0.40	November 18, 2003
		then at	0.45	November 18, 2004
	1,350,000		0.20	November 14, 2004

d) No common shares are currently held in escrow or subject to pooling agreements.

5. List of directors and officers: Gary Schellenberg - Director and President
Paul Chung - Director
Michael Armstrong - Director
Chris Herald – Director
Greg Johnson – Director

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

Since incorporation in 1988, TNR Gold Corp. ("TNR") has been engaged in the business of exploration and development of natural resource properties. The Company's exploration activities have focused on its Minera Solitario Argentina projects located in Argentina, South America, that were acquired in 1998 from Solitario Resources Ltd. of Denver, Colorado for the issuance of 1.25 million shares of the TNR Resources Ltd., and more recently the Spring Gold project located in New Brunswick, Canada, the Shotgun Project joint-ventured with NovaGold Resources Inc., the La Carolina Project in Argentina joint-ventured with Geocom Resources Inc., the Illiamna Lake project joint-ventured with Geocom Resources Inc. and BHP Billiton in Alaska, the Opikeigen Lake Gold Project in Ontario joint-ventured with Slam Exploration Ltd. and Pure Gold Minerals Inc., and the Los Azules in Argentina joint-ventured with MIM Argentina Exploraciones, SA Ltd. ("MIM"), a subsidiary or M.I.M Holdings Limited of Australia.

Discussion of Operations

The quarter ending June 30, 2003, was an eventful one for the company in terms of its joint-venture agreements and its share structure. The significant events of the company's quarter will be presented chronologically, as follows:

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

On April 28, 2003, TNR announced that it had restructured with NovaGold the agreements on the million-ounce Shotgun and Rock Creek gold projects in Alaska. Under the new agreements TNR would focus it efforts at targeting a potential "Donlin Creek Type Gold System" at the Shotgun deposit located south of the 25 million ounce Donlin Creek property in the Kuskokwim Gold Belt, and NovaGold would provide technical assistance to TNR for initial targeting and development of the exploration model. Under the agreement TNR can earn up to a 50% interest in the Shotgun project by advancing the project to a production decision by spending US$3 million dollars on exploration by May 2006 and issuing to NovaGold up to 1 million TNR common shares. TNR can earn a further 20% interest in the project by spending an additional US$6 million toward project development and issuing to NovaGold a further C$1 million in TNR common shares. NovaGold retains a back-in option to regain a 50% interest in the project. With its focus going forward on multi-million-ounce potential on the Shotgun project, TNR elected not to continue with an option to earn a minority interest on the Rock Creek Deposit in Nome, Alaska. With the ability to earn a 70% interest in and to operate the Shotgun Project, management believed that focusing on this joint venture would best serve TNR shareholders. TNR expects to enhance shareholder value through exploration and discovery of new mineable ounces of gold. TNR will channel its efforts to the development of the Shotgun resource and continue to seek partners for its other gold assets.

On May 5, 2003, the Company announced that Geocom Resources Inc. signed an option agreement with TNR to acquire a 75% interest in the La Carolina Project in the Sierra San Luis Mountains of Central Argentina. The La Carolina Project comprises 1,318 hectares in the San Juan Province of Argentina. Located 90 kilometers northeast of the provincial capital of San Luis, and at an elevation of 1,600 meters above sea level, the project is accessible year round via paved and gravel roads. The La Carolina Project has been the site of intermittent production of gold, silver, and zinc since the 1880's, and is noted also for its sizeable deposits of alluvial gold. Recent exploration has been conducted by Cameco, the government of Argentina, Anglo-American, and most recently by Compañia Minera Solitario Argentina S.A., formerly a subsidiary of Crown Resources Inc. now owned by TNR Gold Corp. Geologic mapping, surface sampling, and minimal drilling has confirmed at least twelve gold occurrences on the property, in addition to three areas (La Carolina, La Rica, and La Luisa) that were previously mined. Pursuant to the terms of the Agreement, Geocom can earn a 75% interest in the La Carolina Project through expenditures totaling US$2,000,000 over 4 years. In addition, Geocom will issue to TNR 50,000 shares of Geocom each year that the earn-in Agreement is in effect. Upon vesting its interest in the project, Geomcom and TNR will enter into a formal venture agreement to manage the development of the project.

On May 20, 2003, it was announced that Geocom had entered into a formal agreement with TNR to earn a 75% interest in TNR's option to earn a 70% interest in BHP Minerals International Exploration Inc.'s (BHPB) Iliamna Project in Alaska. Upon accomplishing its earn-in obligations, Geocom will hold a net 52.5% interest in the Iliamna project. To earn its interest, the Corporation must expend US$500,000 prior to September 26, 2004. The interest earned is subject to a back-in right held by BHPB to reacquire a 70% interest in the project with obligation to fund the project through a formal feasibility study. BHPB can earn an additional 10% interest by agreeing to arrange the financing necessary to bring the project into commercial production. The Iliamna Project is located in the Kuskokwim Gold Belt in southwest Alaska, which is host to the multi-million ounce deposits at Donlin Creek and at the Pebble gold-copper deposit. Iliamna was one of three major geophysical anomalies, one of which is the Pebble deposit, first identified by BHPB in a regional exploration program in 2000. Subsequent site-specific work confirmed the Iliamna anomaly, which is similar in size and characteristics to the Pebble deposit's geophysical signature. The geologic setting at Iliamna is similar to the Donlin Creek gold deposit, as well as to NovaGold and TNR Resources' Shotgun gold prospect, also located in the emerging Kuskokwim Gold Belt. The Iliamna Project is located south of Donlin Creek, and approximately 100 kilometers southeast of the Shotgun gold prospect. Geocom has initiated the permit process and will conduct geologic mapping and geochemical sampling to substantiate the geophysical anomaly followed by a seven-hole core-drilling program.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

On June 3, 2003, TNR signed an agreement with MIM Argentina Exploraciones, SA Ltd. ("MIM"), a subsidiary or M.I.M Holdings Limited of Australia, to allow MIM to purchase a 100% interest in TNR's Los Azules copper-gold project in Argentina. Under the terms of the agreement TNR will receive a total of US$560,000 cash payments over the five-year term of the agreement. MIM must incur a minimum exploration expenditure of US$1million over that five-year period. The agreement provides TNR with an option to back into the project for a 25% interest at feasibility. Los Azules project is located approximately 265 kilometers west of the capital city of San Juan Province covering an area of approximately 6,000 has. The property sits immediately east of the Argentine/Chilean border, in the Frontal Andes Cordillera. Gold and silver occur in quartz veins that are controlled by NNW trending structures. Six reverse circulation holes intercepted copper mineralization with values ranging from 0.1%-0.6% in intervals of over 100 meters. The Los Azules porphyry system has indications of ore grade values copper and potential for significant size. Additional exploration to test the lateral and depth extension of mineralization is warranted.

These new joint-venture agreements exemplify TNR's ongoing strategy of maximally exploiting its Argentina gold properties via joint ventures and equity partnerships.

On June 5, 2003, the Company held its AGM and all agenda items as outlined in the circular were approved and all company directors were re-elected. One of these items, a four-to-one share consolidation, was implemented effective June 25 in order to obtain financing for the company's ongoing exploration projects. It was announced at this time that NovaGold Resources Inc. had agreed to participate in a subsequent private placement the proceeds of which would be utilized to fund work on the Shotgun Project.

Discussion of Financial Conditions

The Company had administrative and other expenses totalling $247,522 during this period, compared to $150,438 for the period ended June 30, 2002. During the period the Company incurred $162,137 of exploration expenses, which were directed to its Argentina, US operations and Canadian operations compared to $74,339 for the same period last year. The overall increase in administrative expenditures is directly related to the increase in exploration and financing activities. During the period, the Company had budgeted $80,000 to conduct a geophysical program on its Opikeigan Lake project, actual expenditures were $88,670.

Related Party Transactions

During the period, the Company entered into the following transactions with related parties:

- Paid or accrued $6,000 (2002 - $6,000) for administration fees to the spouse of a director.
- Paid or accrued $24,100 (2002 - $Nil) for consulting services to a director and a company controlled by a director.
- Paid or accrued $15,000 (2002 - $15,000) for management services to a director.
- Paid or accrued rent of $21,000 (2002 - $15,000) to a company having common directors.
- Paid or accrued deferred exploration costs of $145,537 (2002 - $Nil) to a director and a company having common directors.
- Paid or accrued legal fees of $15,255 (2002 - $22,071) to a law practice in which a director is a partner.

The note receivable of $68,868 (2002 - $Nil) is due from a company with a common director.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Included in accounts payable and accrued liabilities at June 30, 2003 is $42,804 (2002 - $Nil) which is due to directors and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

Investor Relations

The Company has retained Capital Associates to provide media and investor relation services to publicize TNR's exploration activities and to promote the company to the media and to potential shareholders. The Company also utilizes in-house staff to handle investor calls, to update the Company website, and to prepare marketing materials.

Financing Summary and Subsequent Events

Subsequent to the fiscal quarter ending June 30, 2003, the company announced that it will be raising up to $1.5 million by way of a private placement by selling up to 6 million units at $0.25/unit. Each unit will consist of 1 share plus 1 share purchase warrant, and the warrant will entitle the holder to purchase 1 common share at $0.30 for a two-year period. Proceeds of the placement will be used to fund exploration of the Company's Shotgun project in Alaska and for general corporate purposes. The placement will be both brokered and non-brokered with a 7% fee payable on the placement.

On August 20, 2003, subsequent to the quarter's end, the Company advised that it had raised a total of $850,000 by way of issuance of a 1-year convertible loan. The loan has an interest rate of 8% per annum and allows the lender to convert to units of the Company at a price of $0.22/unit at any time during the term. The Company also retains right to repay the loan at anytime during the term. Each unit would consist of one share plus one share purchase warrant. One warrant allows the holder to purchase an additional share at $0.25 for a one-year term. The issue price of the private placement announced on July 17 has been reduced to $0.22/unit with the warrant terms matching the terms of the convertible note.

Liquidity and Capital Resources

As at June 30, 2003 the issuer had 9,788,093 net shares outstanding for a market capitalization of $2,936,428. The issuer's working capital surplus as at June 30, 2003 is $199,603 compared with $180,756 as at June 30, 2002.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – See Notice to Reader)

JUNE 30, 2003

NOTICE TO READER

We have compiled the consolidated balance sheet of TNR Gold Corp. (formerly TNR Resources Ltd.) as at June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Davidson & Company

Vancouver, Canada

August 15, 2003

Chartered Accountants

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED BALANCE SHEET
(Unaudited – See Notice to Reader)

	June 30, 2003	December 31, 2002
ASSETS		
Current		
Cash	$ -	$ 89,482
Funds held in trust	-	22,930
Restricted cash	191,860	329,888
Receivables	48,707	16,651
Marketable securities	23,750	20,000
Note receivable	68,868	65,919
Prepaid expenses	30,000	-
	363,185	544,870
Capital assets	6,388	7,429
Mineral properties (Note 3)	862,627	797,627
Deferred exploration costs (Note 4)	2,279,293	2,117,156
	$ 3,511,493	$ 3,467,082
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 113,582	$ 107,464
Current portion of long-term debt	50,000	40,000
	163,582	147,464
Long-term debt (Note 5)	-	50,000
	163,582	197,464
Shareholders' equity		
Capital stock	11,398,411	11,013,150
Contributed surplus	132,704	201,265
Deficit	(8,183,204)	(7,944,797)
	3,347,911	3,269,618
	$ 3,511,493	$ 3,467,082

Basis of presentation (Note 1)
Subsequent events (Note 9)
On behalf of the Board:

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – See Notice to Reader)

	Three Month Period Ended June 30, 2003	Three Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2002
EXPENSES				
Administration fees	$ 3,000	$ 3,000	$ 6,000	$ 6,000
Amortization	520	282	1,041	563
Argentina administration	5,005	-	14,871	-
Bank charges and interest	251	-	576	-
Consulting fees	16,800	-	37,200	12,628
Filing fees	4,683	2,112	9,088	8,267
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	13,629	9,651	24,027	12,063
Professional fees	22,912	12,000	24,905	22,071
Rent	10,500	7,500	21,000	15,000
Salaries and benefits	-	3,899	-	9,978
Shareholder communications	32,585	19,871	73,016	31,391
Telephone	333	4,309	694	5,195
Transfer agent fees	3,879	1,634	6,166	2,787
Travel and promotion	2,411	2,483	13,968	9,495
Loss before other items	(124,008)	(74,241)	(247,552)	(150,438)
OTHER ITEMS				
Interest income	1,752	12	4,536	28
Gain on marketable securities	-	-	5,859	-
Write-down of marketable securities	(1,250)	-	(1,250)	-
	502	12	9,145	28
Loss for the period	(123,506)	(74,229)	(238,407)	(150,410)
Deficit, beginning of period	(8,059,698)	(6,814,772)	(7,944,797)	(6,738,591)
Deficit, end of period	$ (8,183,204)	$ (6,889,001)	$ (8,183,204)	$ (6,889,001)
Basic and diluted loss per common share	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.03)
Weighted average number of common shares outstanding	9,680,989	4,748,294	9,602,329	4,716,181

The accompanying notes are an integral part of these consolidated financial statements.

TNR GOLD CORP.
(formerly TNR Resources Ltd.)
CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – See Notice to Reader)

	Three Month Period Ended June 30, 2003	Three Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (123,506)	$ (74,229)	$ (238,407)	$ (150,410)
Items not affecting cash:				
Amortization	520	282	1,041	563
Accrued interest on note receivable	(1,047)	-	(2,949)	-
Gain on marketable securities	-	-	(5,859)	-
Compensation expense	-	-	-	12,628
Write-down of marketable securities	1,250	-	1,250	-
Changes in non-cash working capital items:				
Decrease (increase) in receivables	36,068	6,982	9,644	3,783
Increase in prepaids	(10,000)	-	(30,000)	-
Increase (decrease) in accounts payable and accrued liabilities	(21,272)	(44,667)	6,118	(18,901)
Net cash used in operating activities	(117,987)	(111,632)	(259,162)	(152,337)
CASH FLOWS FROM INVESTING ACTIVITIES				
Deferred exploration costs	(75,502)	(66,154)	(187,137)	(74,339)
Proceeds from sale of marketable securities	-	-	25,859	-
Net cash used in investing activities	(75,502)	(66,154)	(161,278)	(74,339)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital stock issued	50,000	53,500	170,000	76,000
Share subscriptions received in advance	-	345,000	-	345,000
Net cash provided by financing activities	50,000	398,500	170,000	421,000
Change in cash during the period	(143,489)	220,714	(250,440)	194,324
Cash position, beginning of period	335,349	5,186	442,300	31,576
Cash position, end of period	$ 191,860	$ 225,900	$ 191,860	$ 225,900
Cash position represented by:				
Cash	$ -	$ 225,900	$ -	$ 225,900
Restricted cash	191,860	-	191,860	-
	$ 191,860	$ 225,900	$ 191,860	$ 225,900

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Compania Minera Solitario de Argentina, S.A. and Compania Minera San Juan, S.A., companies incorporated under the laws of Argentina. All significant inter-company balances and transactions are eliminated on consolidation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2. NATURE OF OPERATIONS

The Company's principal business activity is the exploration and development of mineral properties.

3. MINERAL PROPERTIES

Mineral property acquisition costs relate to the following properties:

	June 30, 2003	December 31, 2002
Argentina		
Solitario Properties	$ 595,728	$ 595,728
Canada		
Opikeigen (Ontario)	49,500	49,500
Spring Gold Claims (New Brunswick)	10,000	10,000
United States		
Shotgun Claims (Alaska)	167,399	142,399
Lake Iliamma-Bristol Bay (Alaska)	40,000	-
	$ 862,627	$ 797,627

3. MINERAL PROPERTIES (cont'd…)

During the period, the Company:

a) Issued 250,000 common shares at a value of $25,000 pursuant to the amended 2002 Shotgun Property option agreement.

b) Issued 200,000 common shares at a value of $40,000 as finder's fees pursuant to the 2002 Lake Illiamna – Bristol Bay farm-out agreement.

La Carolina (Argentina)

The Company entered into an option agreement with Geocom Resources Inc. ("Geocom") who can acquire from the Company a 75% interest in the La Carolina project in the Sierra San Luis Mountains of Central Argentina.

Pursuant to the agreement, Geocom can earn its interest through expenditures totaling US$2,000,000 over four years. In addition, Geocom will issue 50,000 common shares of Geocom each year the agreement is in effect. The agreement is subject to regulatory approval.

Los Azules (Argentina)

The Company entered into a letter of understanding with MIM Argentina Exploraciones, SA ("MIM") who can acquire from the Company a 100% interest in the Los Azules project in Agentina.

To earn its interest MIM must make cash payments totalling US$560,000 over five years and must expend US$1,000,000 on exploration expenditures over the same five-year period. The Company has an option to back into the project for a 25% interest at feasibility. The agreement is subject to regulatory approval.

Lake Iliamna – Bristol Bay (Alaska)

The Company entered into an option agreement with Geocom who can earn from the Company a 75% interest of the Company's 70% interest in the Lake Iliamna project in the Bristol Bay area of Alaska.

To earn its interest, Geocom must expend US$500,000 prior to September 26, 2004. The interest is subject to BHP Minerals International Exploration Inc.'s right to back in to a 70% ownership of the property by financing the project to a feasibility study and to 80% by financing the property to bring a mine into commercial production. The agreement is subject to regulatory approval.

4. DEFERRED EXPLORATION COSTS

Deferred exploration costs for the period ended June 30, 2003 were incurred on properties in Canada, Alaska and Argentina as follows:

	Canada	Alaska	Argentina	Total
Administration	$ 4,592	$ 1,723	$ -	$ 6,315
Assaying	780	450	-	1,230
Camp costs	27,318	-	1,129	28,447
Field personnel	40,794	-	18,391	59,185
Consulting	32,170	29,788	27,867	89,825
Miscellaneous	2,516	483	-	2,999
Travel	-	-	398	398
Legal	-	-	1,990	1,990
License and permits	-	350	15,898	16,248
	108,170	32,794	65,673	206,637
Costs recovered	(19,500)	-	(25,000)	(44,500)
Net deferred costs for the period	88,670	32,794	40,673	162,137
Balance, beginning of period	96,628	21,392	1,999,136	2,117,156
Balance, end of period	$ 185,298	$ 54,186	$ 2,039,809	$ 2,279,293

5. LONG-TERM DEBT

After opting out of the Takatu Joint Venture in Guyana (2000), the Company owed its joint venture partner, Champion Resources Inc. ("Champion"), $133,192. The remaining balance of the loan is payable as follows:

	June 30, 2003	December 31, 2002
July 1, 2003	$ -	$ 40,000
July 1, 2004	50,000	50,000
	50,000	90,000
Less: current portion	(50,000)	(40,000)
	$ -	$ 50,000

6. RELATED PARTY TRANSACTIONS

During the period, the Company entered into the following transactions with related parties:

a) Paid or accrued $6,000 (2002 - $6,000) for administration fees to the spouse of a director.

b) Paid or accrued $24,100 (2002 - $Nil) for consulting services to a director and a company controlled by a director.

c) Paid or accrued $15,000 (2002 - $15,000) for management services to a director.

d) Paid or accrued rent of $21,000 (2002 - $15,000) to a company having common directors.

e) Paid or accrued deferred exploration costs of $145,537 (2002 - $Nil) to a director and a company having common directors.

f) Paid or accrued legal fees of $15,255 (2002 - $22,071) to a law practice in which a director is a partner.

The note receivable of $68,868 (2002 - $Nil) is due from a company with a common director.

Included in accounts payable and accrued liabilities at June 30, 2003 is $42,804 (2002 - $Nil) which is due to directors and a company having common directors. The fair value of the amounts due to related parties is not determinable as they have no fixed terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2003	2002
Cash paid during the period for interest	$ -	$ -
Cash paid during the period for income taxes	$ -	$ -

Significant non-cash transactions of the Company during the six month period ended June 30, 2003 were as follows:

a) Issued 200,000 common shares at an agreed value of $40,000 as a finder's fee on the acquisition of the Lake Illiamna – Bristol Bay property.

b) Pursuant to the exercise of stock options, the Company issued 278,000 common shares for proceeds of $41,700 which is included in receivables.

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (cont'd...)

c) Pursuant to the Shotgun Property agreement, 2,500,000 warrants were issued as finder's fees in 2002 with a fair market value of $117,399. During the period, the Company adjusted contributed surplus by $68,561 to reflect the fair market value of 1,700,000 warrants that were exercised.

d) Issued 250,000 common shares at an agreed value of $25,000 pursuant to the Shotgun Property agreement.

e) Issued 500,000 common shares at $0.10 per share pursuant to the exercise of share purchase warrants.

f) Issued 307,692 common shares to settle $40,000 of long-term debt.

g) Received 25,000 common shares of Tenke Mining Corp. ("Tenke") at a value of $25,000 pursuant to the Cateo 17 option agreement.

8. SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of mineral properties, in Argentina, U.S.A. and Canada.

9. SUBSEQUENT EVENTS

Subsequent to June 30, 2003 the Company:

a) Received $34,200 as partial payment for stock options exercised during the period that were included in receivables.

b) Intends to issue 6,000,000 units at a price of $0.25 per unit for gross proceeds of $1,500,000. Each unit will consist of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to acquire one common share of the Company at a price of $0.30 for a period of two years. The issuance is subject to regulatory approval.

c) Agreed to receive from Dasher Exploration Ltd. 433,333 common shares for a value of $65,000 for a settlement of the principal amount due of the note receivable.

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

August 18, 2003

Drill Program Beginning on Iliamna Project

TNR Gold Corp. ("TNR") management is pleased to announce that all necessary permits have been approved for the 2003 drill program at TNR's Iliamna Project in the Kuskokwim Gold Belt in western Alaska.

Accordingly, the project's operator, Geocom Resources Inc. (OTCBB:GOCM), has entered into contracts for drilling, helicopter support and camp management, and equipment and crews have begun mobilizing to the project site. Core drilling will commence at the D1-6b anomaly, the southernmost of two major target areas that will be drill-tested during the 2003 drill program.

The Iliamna Project covers a substantial and strong geophysical anomaly identified in a year 2000 regional exploration program. The area was staked because of the anomaly's size, strength, and similarity to the geophysical signature of the Pebble deposit, a billion-tonne copper-gold deposit hosting an inferred mineral resource in excess of 13 million ounces of gold and 6.8 billion pounds of copper. Additional on-ground geophysical work at Iliamna confirmed and further delineated several targets within the sub-regional airborne magnetic anomaly. Because younger, unmineralized rocks cover the Iliamna area, there are no geologic or geochemical data available, as were available at the Pebble deposit; therefore there are only the geophysical results to guide the initial exploration drilling.

The Iliamna anomaly underlies several square miles. The project comprises multiple targets in a complex intrusive-related geologic setting that TNR believes is similar to the 23-million ounce Donlin Creek project, as well as to the Nova Gold-TNR's Shotgun Project, an early-stage gold project hosting a geologically-inferred 1 million ounces of gold.

The Iliamna Project is located about 50 miles west of the Pebble deposit, and 75 miles southeast of the Shotgun Project.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

UNITED STATES SECURITIES EXCHANGE COMMISSION
FILE No. 82- 4434

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

August 20, 2003

Financing Raised; Options Granted

TNR Gold Corp. ("TNR") management is pleased to announce that it has raised a total of $850,000 by way of issuance of a 1-year convertible loan. The loan has an interest rate of 8% per annum and allows the lender to convert to units of the Company at a price of $0.22/unit at any time during the term. The Company also retains the right to repay the loan at anytime during the term. Each unit would consist of one share plus one share purchase warrant. One warrant allows the holder to purchase an additional share at $0.25 for a one-year term. The issue price of the private placement announced on July 17 has been reduced to $0.22/unit with the warrant terms matching the terms of the convertible note.

The Company has applied to reprice a total of 3 million share purchase warrants with an exercise price of $0.84 expiring August 4, 2004, and 675,000 share purchase warrant with an exercise price of $0.40 expiring September 21, 2003 to $0.22.

The Company additionally wishes to advise that it has granted stock options to certain directors and employees of TNR Gold Corp. entitling them to purchase up to 443,000 common shares of the capital stock in the company at a price of $0.22 per share for the next two years.

The above transactions are subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

September 4, 2003

Secureview to Option Las Carachas Property from TNR Resources Ltd.

TNR Gold Corp. ("TNR") management is pleased to announce it has signed a Letter of Intent ("the Letter") with Secureview Systems Inc. ("Secureview") to enter into a formal agreement by which Secureview will acquire an option to purchase a 50% working interest in TNR's Las Carachas Property in Argentina.

The Las Carachas Property consists of 10,000 acres located in the Andes mountain range in the northern portion of the San Juan province of Argentina The property is an accessible (by road) project in the heart of the Maragunga Belt. Detailed sampling has identified strongly anomalous gold, silver, lead, zinc and copper values. Three distinct exploration targets have been identified: high-grade polymetallic fissure veins, volcanic hosted disseminated mineralization and a porphyry copper/gold system. Further drill target definition and drilling is contemplated.

According to the Letter, in order to earn the interest in Las Carachas Secureview shall:

1. Make expenditures on the exploration and/or development of the Property in the amount of US$1,000,000 over the four-year period following the execution of a Formal Agreement. A minimum expenditure of US$100,000 during each year shall be made by Secureview, with Secureview guaranteeing to spend the first year's minimum expenditure.

2. Issue to TNR a total of 50,000 common shares upon signing the Formal Agreement and then annually thereafter, commencing on the first anniversary of the execution of the Formal Agreement, and continuing for so long as Secureview is in the process of earning its interest under the Formal Agreement.

Upon earning the Interest, TNR and Secureview will be deemed to have entered into an unincorporated joint venture for the further exploration and development of the Property. TNR will act as operator. Either party may elect to take dilution of its interest instead of participation. The formula will be a straight line dilution on a base of US$2,000,000 with a party's interest diluted to 10% reverting to a 5% Net Profits Interest. TNR shall provide the necessary management for the Project during the period the Formal Agreement is in effect.

This Letter of Intent exemplifies TNR's program of aggressively seeking joint-venture partners to fund exploration on prospective assets in its sizable project portfolio.

The above is subject to regulatory approval.

ON BEHALF OF THE BOARD

Gary Schellenberg
President

TNR GOLD CORP.
Suite 620 - 650 W. Georgia Street
PO Box 11604
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7551 Facsimile: (604) 687-4670
Toll Free: 800-667-4470 http://www.tnrgoldcorp.com
Trading Symbol: **TSX: TNR**
Standard & Poors Listed
SEC12g3-2(b) Exemption #82-4434
CUSIP #872950-10-0

September 11, 2003

INITIAL DRILL PROGRAM COMPLETED

TNR Gold Corp. ("TNR") has been notified by its joint venture partner Geocom Resources Inc. that the initial drill program has been successfully completed at the Iliamna project in the Kuskokwim district, western Alaska. The drill, camp, and personnel have been demobilized. The drill and related equipment have been winterized and stored in the village of Igiugig, as additional drilling is planned for this project.

Two target areas were selected for initial test work. Four core holes were drilled to test two buried targets within a large, coincident geophysical anomaly defined by a regional airborne magnetic survey and confirmed by on-ground reconnaissance electrical resistivity studies. Drill core has been split and sampled, and the samples have been sent to assay laboratory ALS Chemex for preparation and analysis.

TNR is earning an interest in the Iliamna Project from BHP Billiton Minerals International Exploration Inc. The Iliamna Project is located about 50 miles west of the Pebble deposit, and 75 miles southeast of the Company's Shotgun Project.

ON BEHALF OF THE BOARD

"Gary Schellenberg"

Gary Schellenberg
President